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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

OR

☐	Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934

Commission file number 1-10389

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN

        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Western Gas Resources, Inc.
12200 N. Pecos St.
Denver, CO 80234

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated June 27, 2002	WESTERN GAS RESOURCES, INC. RETIREMENT PLAN
/S/ WILLIAM J. KRYSIAK
	By	William J. Krysiak Executive Vice President and CFO Western Gas Resources, Inc.

TABLE OF CONTENTS

PAGE
INDEPENDENT AUDITOR'S REPORT	4
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
SUPPLEMENTAL SCHEDULE
Schedule of Assets Held for Investment Purposes	11
EXHIBIT
Independent Auditors' Consent	12

Independent Auditor's Report

Participants and Trustees of the
Western Gas Resources, Inc. Retirement Plan
Denver, Colorado

        We have audited the accompanying Statements of Net Assets Available for Benefits of Western Gas Resources, Inc. Retirement Plan as of December 31, 2001 and 2000, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the Statements of Net Assets Available for Benefits referred to above present fairly, in all material respects, the financial position of Western Gas Resources, Inc. Retirement Plan as of December 31, 2001 and 2000, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CLIFTON GUNDERSON LLP June 14, 2002 Denver, Colorado

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

ASSETS

	2001	2000
INVESTMENTS
Participant—directed investments
Investments in mutual funds	$31,289,767	$36,314,541
Investments in company stock	12,572,269	11,851,456
Investments in common/collective trusts	16,445,718	14,313,636
Participant loans	1,322,434	1,615,090

Total investments	61,630,188	64,094,723

RECEIVABLES
Employer's contribution	2,074,322	2,002,333

Total receivables	2,074,322	2,002,333

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$63,704,510	$66,097,056

These financial statements should be read only in connection with the summary of significant accounting policies and notes to financial statements.

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions
Participant contributions	$2,369,115
Employer contributions	3,239,460
Rollovers	241,570
Investment income (loss)	(3,012,314)

Total additions to net assets	2,837,831

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	5,224,023
Administrative expenses	6,354

Total deductions form net assets	5,230,377

Net increase (decrease)	(2,392,546)

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	66,097,056

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$63,704,510

These financial statements should be read only in connection with the summary of significant accounting policies and notes to financial statements.

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1—DESCRIPTION OF THE PLAN

        The following description of the Western Gas Resources, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan and Trust Agreement, as amended, for more complete information. The Summary Plan Description has been made available to all participants in the Plan, and a copy of the Plan agreement is available from the Plan administrator.

General

        The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is contributory on the part of the employees.

Administration of the Plan

        Western Gas Resources, Inc. (the "Company") is the administrator of the Plan. The administrator has authority to manage the day-to-day operations and administration of the Plan. Certain administrative expenses incurred by the Plan have been paid for by the Company.

Eligibility

        Salaried and hourly employees of the Company are eligible to participate in cash or deferred contributions and Company matching immediately upon commencement of employment. Employees are eligible to participate in the Company's annual contribution following the later of: 1) the date on which the employee has completed six months of service with the Company, or 2) the date on which the employee has completed 1,000 hours of service with the Company during their first year of service. Subsequent to an employee's first year of service, they are eligible to participate in the Company's annual contribution following the completion of 1,000 hours of service with the Company during the fiscal year.

Contributions

        Subject to certain restrictions, each participant may elect to reduce their taxable salary and have contributed monthly to the Plan on their behalf, an amount which on an annual basis may not exceed the lesser of 15% of their base compensation or the maximum dollar amount allowed by the Internal Revenue Service.

        Effective January 1, 2001, the employer matching contributions were determined as follows:

Years of Service	Matching Rate
Less than 3	60% of the first 5% of compensation
3 or more but less than 5	80% of the first 5% of compensation
5 or more	100% of the first 5% of compensation

        During 2000, the Company provided matching contributions contributed for the benefit of its respective participating employee in an amount equal to 50% of the employee's contribution not to exceed 2% of the employee's base compensation.

        In addition, the Company may make additional annual contributions to the Plan, as determined by the Board of Directors of the Company, in its sole discretion, in amounts which may not exceed 25%

of the aggregate base compensation of such participants when combined with employee and employer matching contributions. During 2001 and 2000, the Company made additional discretionary contributions of 7% on eligible compensation. The Plan currently offers sixteen pooled separate accounts as investment options for Plan participants.

Participant Account

        Each participant's account is credited with the participant's contribution, the Company's matching contributions and an allocation of: 1) the Company's annual contribution, 2) Plan earnings, and 3) forfeitures of terminated participants' nonvested amounts. Allocations are based on participant compensation or account balances, as defined in the Plan. The full amount to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

        Participants shall, at all times, be 100% vested in their voluntary contributions plus actual related earnings. Participants shall be vested in and have a nonforfeitable right to their Company contributions in accordance with the following schedule:

Completed Years of Service	Nonforfeitable Percentage
0 but less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

        When an employee reaches their normal retirement age or terminates the employee's employment due to death or disability, their entire interest in all Company contributions made to their account becomes fully vested, without regard to the length of their service with the Company.

Benefit Distributions

        Benefits are distributed upon participant termination, death or disability in a lump sum payment, installment payments or combination thereof, or by transfer to another qualified plan, as elected by the participant.

        If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions, matching contributions of the Company, and forfeitures of the Company and related earnings. Profit sharing contributions are reallocated to the accounts of the remaining participants. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited. Forfeitures totaled $385,529 and $299,897 for the years ended December 31, 2001 and 2000, respectively. The balance of forfeitures available to offset future employer contributions at December 31, 2001 was $63,430.

Participant Loans

        Participants are allowed to borrow against their account balances. The amount of the loan must be a minimum of $1,000 and may not exceed the lesser of $50,000, subject to reduction for other outstanding loans, or 50% of the participant's account balance. Participant's may not have more than two outstanding loans at one time. All loans are collateralized by 50% of the participant's account balance and bear interest at a rate commensurate with local prevailing rates.

        Loan transactions are treated as transfers between the investment and loan funds. Interest earned is treated as income to the loan fund and a subsequent transfer into the employee's investment fund.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Payment of Benefits

        Benefits are recorded when paid.

Basis of Accounting

        The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates in Preparing Financial Statements

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        Plan investments are stated at fair value. Fair value is determined by quoted active market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Loans to participants are valued at cost which approximates fair value.

        The Plan invests in a common/collective trust fund (the Fidelity Managed Income Portfolio), which invests mainly in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts (collectively "contracts"). These contracts are carried in the common/collective trust fund's audited financial statements at estimated fair value as determined by the trustee of the fund. The investments in the common/collective trust fund in the accompanying financial statements are valued at the Plan's proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The average yield for the year ended December 31, 2001 was approximately 5.93%. The crediting interest rates as of December 31, 2001 and 2000 were approximately 5.93% and 5.92%, respectively.

NOTE 3—INVESTMENTS

        The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, are as follows:

	2001	2000
Fidelity Managed Income Portfolio Fund	$16,445,718	$14,313,636
Western Gas Stock Fund	12,572,269	11,851,456
Fidelity Magellan Fund	10,782,171	12,694,460
Fidelity Growth and Income Portfolio	10,345,885	12,641,229
Fidelity Growth Company	2,867,274	3,450,362

        Investment (losses) are comprised of the following for the year ended December 31, 2001:

Interest and dividends	$1,596,721
Realized gains (losses)	(1,940,183)
Net (depreciation) in fair value of pooled separate accounts
Mutual funds	(2,652,774)
Western Gas Stock fund	(16,108)

Investment income (losses)	$(3,012,314)

        The Plan's investments are stated at fair value.

NOTE 4—PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the participants will become 100% vested.

NOTE 5—INCOME TAX STATUS

        The Internal Revenue Service has issued a determination letter dated March 28, 1991 that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the underlying trust is therefore exempt from federal income tax under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification; however, the Plan administrator is not aware of any course of action or series of events which might adversely affect the Plan's qualified status.

NOTE 6—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        There were no differences between the amounts reflected in the financial statements and the amounts reported on Form 5500 for the years ended December 31, 2001 and 2000. This information is an integral part of the accompanying financial statements.

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
As of December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*Fidelity Management Trust Company:	Fidelity Managed Income Portfolio		$16,445,718
	Fidelity Asset Manager		2,721,886
	Fidelity Growth and Income Portfolio		10,345,885
	Fidelity Magellan		10,782,171
	Fidelity Contrafund		1,578,242
	Fidelity Growth Company		2,867,274
	Fidelity Diversified International		644,123
	Fidelity Mid-Cap Stock		1,461,268
	Western Gas Stock Fund		12,572,269
	Fidelity Freedom Income		96,633
	Fidelity Freedom 2000		35,615
	Fidelity Freedom 2010		111,389
	Fidelity Freedom 2020		287,620
	Fidelity Freedom 2030		211,864
	Fidelity Freedom 2040		49,070
	Spartan US Equity Index		96,727
*Participant notes	Loans with various maturity dates, with interest rates ranging from 7.50% to 11.0%		1,322,434
Total			$61,630,188

*
Represents a party in interest

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WESTERN GAS RESOURCES, INC. RETIREMENT PLAN
Western Gas Resources, Inc. 12200 N. Pecos St. Denver, CO 80234
TABLE OF CONTENTS
Independent Auditor's Report
WESTERN GAS RESOURCES, INC. RETIREMENT PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2001 and 2000 ASSETS
WESTERN GAS RESOURCES, INC. RETIREMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS For the Year Ended December 31, 2001
WESTERN GAS RESOURCES, INC. RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2001 and 2000
WESTERN GAS RESOURCES, INC. RETIREMENT PLAN SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES As of December 31, 2001